UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Preliminary Revenue Report 2011
Regulated Information
January 12, 2012—3:00 a.m. CET

DELHAIZE GROUP REPORTS 2011 REVENUES AND ANNOUNCES

NETWORK OPTIMIZATION TO ACCELERATE PROFITABLE GROWTH

Fourth Quarter 2011 Revenues (at identical exchange rates)

» Group revenue growth of 7.0% (+1.5% excluding Maxi)

» Continued solid trends in the 200 Food Lion Phase One stores

» Excellent revenue growth at Bottom Dollar Food in Philadelphia

» Strong revenue increase in Southeastern Europe and Asia (+62.9%, +6.6% excluding Maxi)
Full Year 2011 Revenues (at identical exchange rates)

» Group revenue growth of 4.6% (+2.4% excluding Maxi)

» Revenue growth in all our operating segments

» Solid revenue growth in Southeastern Europe and Asia (+32.1%, +7.5% excluding Maxi)
Other Highlights

» Optimization of store network: closing 146 and converting 64 underperforming stores in the U.S. and Southeastern Europe

» Investment program of approximately EUR 800-850 million in 2012, including 200 to 230 store openings and approximately 200 store remodels

» Acceleration of the roll out of the brand strategy work to another 600 to 700 Food Lion stores by the end of 2012

»     CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group said: “While we grew our revenues for the full year, we are disappointed in the fourth quarter revenues in the U.S. and Belgium. Consumers continued to feel pressured in the fourth quarter due to the macro-economic environment and this led to a reduction in spending. We also encountered an increase in competitive activity. We are determined to further improve our price competitiveness in 2012, particularly in the U.S. and Belgium.”

“After a thorough review of our store portfolio, we have decided to close or convert a number of stores in the U.S. and in Southeastern Europe during the first quarter of 2012. This decision is in line with our New Game Plan which is aimed at accelerating profitable growth. For a retailer, it is never an easy decision to close stores as we are fully aware of the impact on our associates, our customers and the communities we serve. Having said that, we feel these decisions are in keeping with our responsibility to our shareholders to deploy resources where they will achieve the highest return. We fully expect these actions to be value enhancing in 2012.”

“We are consistently executing our New Game Plan strategy and continue to invest in the many initiatives that are part of it such as the successful brand strategy work at Food Lion, the expansion of Bottom Dollar Food in its newer markets and our growth plans for Southeastern Europe. Funding for these will continue to come largely from the EUR 500 million gross annual cost savings target that we expect to exceed by the end of 2012. We confirm our target to achieve 5 to 7% revenue growth annually by 2014 and the ambitious plans to open 450 new stores in our high growth operations over the next 3 years that we communicated during the recent analyst field trip.”

Delhaize Group – Preliminary Revenue Report 2011 –January 12, 2012	1 of 7

»     Fourth Quarter 2011 Revenues

In the fourth quarter of 2011, revenues of Delhaize Group increased by 7.0% at identical exchange rates and by 7.6% at actual exchange rates. Organic revenue growth was 1.5%.

As expected, the difficult global macro-economic environment weighed on consumer confidence and impacted our sales performance across the Group. Revenues in the U.S. increased by 1.0% in local currency. U.S. comparable store sales evolution was -0.4% as a result of customers continuing to reduce their spending. Revenues at Delhaize Belgium increased by 0.9% mainly due to new store openings partly offset by negative comparable store sales evolution of –1.5%. Revenues in Southeastern Europe and Asia grew by 62.9% at identical exchange rates, mainly driven by the acquisition of Delta Maxi, excellent revenue growth in Romania and new store openings in the entire segment.

»     Full Year 2011 Revenues

In 2011, Delhaize Group achieved revenues of EUR 21.1 billion. This represents an increase of 4.6% at identical exchange rates or 1.3% at actual exchange rates due to the weakening of the U.S. dollar by 4.8% against the euro compared to 2010. Organic revenue growth was 2.4%.

In 2011, revenue growth was the result of:

•	Solid revenue growth of 32.1% at identical exchange rates in Southeastern Europe and Asia (+7.5% at identical exchange rates excluding Maxi);

•	Revenue growth of 2.2% in the U.S. at identical exchange rate supported by comparable store sales growth of 0.7%;

•	Revenue growth of 0.9% in Belgium mainly as a result of network growth partly offset by negative comparable store sales evolution of -0.6%.

Delhaize Group ended 2011 with a sales network of 3 408 stores. This represents an increase of 608 stores compared to 2010, including 492 Maxi stores (485 acquired and a net addition of 7 stores since August 1, 2011), the addition of 13 Bottom Dollar Food stores in the U.S. and 33 stores in Romania.

»     Segment Reporting Revenues (Unaudited)

Revenues
(in millions)		Q4 2011	Q4 2010	2011 /2010	Full Year 2011	Full Year 2010	2011 /2010
United States(1)	USD	4 770	4 720	+1.0%	19 230	18 807	+2.2%
United States	EUR	3 534	3 470	+1.8%	13 815	14 187	-2.6%
Belgium	EUR	1 272	1 260	+0.9%	4 845	4 800	+0.9%
SEE & Asia(2)	EUR	834	513	+62.9%	2 459	1 863	+32.0%

TOTAL	EUR	5 640	5 243	+7.6%	21 119	20 850	+1.3%

(1)

The average exchange rate of the U.S. dollar against the euro increased by 0.7% in the fourth quarter of 2011 (1 EUR = 1.3482 USD) compared to the fourth quarter of 2010. The average exchange rate of the U.S. dollar against the euro decreased by 4.8% in 2011 (1 EUR = 1.3920 USD) compared to 2010.

(2)

The segment “Southeastern Europe & Asia” includes Maxi (Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania) since August 1, 2011, Alfa Beta (Greece), Mega Image (Romania) and 51% of Super Indo (Indonesia).

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United States

In 2011, U.S. operations generated revenues of USD 19.2 billion (EUR 13.8 billion), an increase of 2.2% over 2010 in local currency. Comparable store sales increased by 0.7%.

Economic conditions were challenging in 2011 especially in the Southeastern U.S., with food inflation particularly high in the second half of the year.

In the fourth quarter of 2011, the revenue contribution of Delhaize U.S. increased by 1.0% compared to 2010 in local currency at USD 4.8 billion (EUR 3.5 billion). Comparable store sales evolution was -0.4%. As previously mentioned, our U.S. operations noted a deterioration of the volume trends starting towards the end of the third quarter and continuing in the fourth quarter. Inflation stayed at a high level and together with low consumer confidence has resulted in increased competitive activity and lower consumer spending.

At Food Lion, the stores in our two Phase One markets (Raleigh and Chattanooga) that were impacted by the important brand strategy work, continued to show good results since their launch in early May 2011, especially in the Raleigh, North Carolina market. The trends in customer visits and number of items sold continue to outpace the rest of the Food Lion network, resulting in positive comparable store sales growth fueled by the additional price investments in these stores.

Our Bottom Dollar Food stores in Philadelphia have recorded excellent revenue growth and high comparable store sales growth, posting real volume growth for the quarter, thereby accelerating the performance of previous quarters. This strengthens our confidence in the concept in this market. Bottom Dollar Food will enter the Pittsburgh, Pennsylvania market in early 2012.

Delhaize Group ended 2011 with 1 650 supermarkets in the U.S., as a result of the opening of 33 stores (13 of which were Bottom Dollar Food stores) and the closing of 10 stores, which resulted in a net addition of 23 stores to our U.S. network.

Belgium

Delhaize Belgium posted revenues of EUR 4.8 billion in 2011, an increase of 0.9% compared to 2010, including a total of EUR 15 million VAT refunds. Comparable store sales evolution was -0.6% in an environment with very low internal inflation and decreasing consumer confidence.

In the fourth quarter of 2011, Delhaize Belgium revenues amounted to EUR 1.3 billion, an increase of 0.9% over 2010, including an additional EUR 5 million VAT refund. Comparable store sales evolution was -1.5%. Consumers continued to trade down, as evidenced by the increase in our 365 value line private brand revenues and strong revenue growth at Red Market, and further reduced the average number of items purchased by visit.

In 2011, the sales network of Delhaize Belgium was extended by 16 stores and resulted in 821 stores at the year-end.

Southeastern Europe & Asia

In 2011, revenues of the Southeastern Europe and Asia segment increased by 32.0% to EUR 2.5 billion (+32.1% at identical exchange rates), mainly as a result of the Delta Maxi acquisition and to a lesser extent as a result of revenue growth in Greece despite a difficult economic environment, excellent revenue increase in Romania and store openings throughout the segment. In Greece, Alfa Beta’s market share has increased throughout the year while the overall Greek food retail market has been under strong pressure.

During the fourth quarter of 2011, revenues increased by 62.9% at identical exchange rates supported by the acquisition of Delta Maxi, the overall expansion of the store network and excellent revenue growth in Romania. In Greece, our year-end revenues were lower than expected as a result of the very difficult economic environment, with austerity measures and increased taxes further reducing disposable income. However, Alfa Beta continues to outperform the rest of the market in terms of sales momentum.

Our performance at Maxi continued to evolve positively thanks to the first steps in the implementation of the New Game Plan with respect to pricing and assortment changes.

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The Southeastern Europe and Asia sales network of Delhaize Group included 937 supermarkets at year-end, 569 more than at the end of 2010 including 492 Maxi stores (485 acquired and a net addition of 7 stores since August 1, 2011), 28 additional stores in Greece, 33 in Romania and 16 in Indonesia.

» Portfolio optimization

In accordance with the stated New Game Plan strategy’s focus on delivering profitable growth, Delhaize Group has performed a thorough portfolio review and has decided to close 146 stores across its network in the U.S. and Southeastern Europe and to convert 64 Bloom and Bottom Dollar Food stores to Food Lion in the U.S.

U.S.

At Food Lion, we will close 113 underperforming stores, most of which are in markets with the lowest store density, and one distribution center. This portfolio optimization will enable us to focus our efforts on the most promising Food Lion stores and markets and to accelerate our profitable growth.

This review of our portfolio has also led us to the decision to convert 42 Bloom stores to Food Lion as we believe they will strongly benefit from the Food Lion brand strategy work. We will close the remaining 7 Bloom stores and the Bloom brand will be retired.

Lastly in the U.S., we have decided to focus our Bottom Dollar Food brand on markets which provide the greatest opportunity for growth such as Philadelphia, where we have enjoyed considerable success, and Pittsburgh, where we will open our first stores in the first quarter of 2012. As a consequence, we will convert or close the Bottom Dollar Food brand stores in North Carolina, Virginia and Maryland. This will result in the conversion of 22 Bottom Dollar Food stores to Food Lion and the closing of 6 stores in these markets. We confirm our plans to add hundreds of Bottom Dollar Food stores in the next five years.

Southeastern Europe

We will close 20 underperforming stores in Southeastern Europe. These include small convenience stores, supermarkets and hypermarkets in Serbia, Bulgaria and Bosnia & Herzegovina. The decision will not have a significant impact on our previously disclosed revenue target for the Maxi operations of EUR 1.3 billion for 2012.

Financial impact (unaudited)

The net impact of the portfolio optimization on our Group will be a reduction in our number of stores by approximately 4.3% and an initial reduction in Group revenues of approximately EUR 500 million or 2.4%, consisting of approximately USD 650 million in revenues from Delhaize U.S. and EUR 35 million in revenues from Southeastern Europe. The portfolio optimization will have an annual positive impact on operating profit of EUR 35 to 40 million once the conversions and closings are complete, which we intend to fully reinvest in our business.

Delhaize Group expects to record an impairment charge of approximately EUR 120 million (approximately USD 165 million) in the fourth quarter of 2011 (approximately EUR 75 million after tax). This charge relates solely to the U.S. operations as the underperformance of the stores in Southeastern Europe was already reflected in the fair values of the related assets recorded in the opening balance sheet. Beginning in the first quarter of 2012, we expect earnings to be impacted by approximately EUR 205 million (approximately USD 245 million for the U.S. and EUR 30 million for Southeastern Europe) to reflect store closing liabilities including a reserve for ongoing lease and severance obligations, accelerated depreciation related to store conversions, conversion costs and sales price mark downs. This should result in an after tax impact of approximately EUR 135 million. Substantially all of this impact will occur in the first quarter of 2012.

Approximately 5 000 associates will be impacted by these closings. Delhaize Group will be working with local government agencies to help associates with outplacement assistance.

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» 2012 Outlook

In 2012, we plan to open 200 to 230 new stores, compared to 158 gross new stores opened in 2011. Net of the 146 stores to be closed as part of the portfolio optimization described above and net of stores to be closed as part of ongoing operations, this will result in a net addition of 20 to 50 stores by the end of 2012. We plan to remodel approximately 200 stores in 2012.

We will continue the expansion of our Bottom Dollar Food format in the U.S. in the markets of Philadelphia and Pittsburgh. Bottom Dollar Food will open 14 stores in Pittsburgh, Pennsylvania and Youngstown, Ohio, by the end of the first quarter, and we expect to open another 10 to 15 stores by year-end in its newer markets. In addition, and in line with our New Game Plan, we will step up the number of store openings in the segment “Southeastern Europe and Asia”.

Based on the positive results in the 200 Phase One Food Lion stores, we will accelerate the brand repositioning work in 600 to 700 additional Food Lion stores in 2012.

Capital expenditures will amount to EUR 800-850 million (excluding leases) at identical exchange rates, including capital expenditures for the above mentioned conversions of Bloom and Bottom Dollar Food stores into Food Lion in the U.S.

» Identical Exchange Rates and Organic Revenue Growth Reconciliation (unaudited)

Q4 2011	Q4 2010	% Change	(in millions of EUR)	YTD 2011	YTD 2010	% Change
5 640	5 243	7.6%	Revenues	21 119	20 850	1.3%
(29)			Effect of exchange rates	693
5 611	5 243	7.0%	Revenues at identical exchange rates	21 812	20 850	4.6%
—			Divestitures	—
(288)			Acquisitions	(459)

5 323	5 243	1.5%	Organic revenue growth	21 353	20 850	2.4%

» Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

» Number of Stores

	End of 2010	End of Q3 2011	Change Q4 2011	End of 2011	End of 2012 Planned
United States	1 627	1 640	+10	1 650
Belgium	805	817	+4	821
Greece	223	243	+8	251
Romania	72	94	+11	105
Serbia	—	366	0	366
Bulgaria	—	39	+3	42
Bosnia and Herzegovina	—	42	+2	44
Albania	—	18	0	18
Montenegro	—	22	0	22
Indonesia	73	81	+8	89

Total	2 800	3 362	+46	3 408	3 428-3 458

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» Basis of Preparation

The information contained in this press release includes unaudited financial information that has been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of 2011, Delhaize Group’s sales network consisted of 3 408 stores. In 2011, Delhaize Group posted EUR 21.1 billion (USD 29.4 billion) in revenues. In 2010, Delhaize Group posted EUR 574 million (USD 762 million) in net profit (Group share). At the end of the third quarter 2011, Delhaize Group employed approximately 154 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Financial Calendar

• Press release – 2011 fourth quarter and full year results	March 8, 2012
• Press release – 2012 first quarter results	May 3, 2012
• Press release – 2012 second quarter results	August 22, 2012
• Press release – 2012 third quarter results	November 7, 2012

» Contacts

Chris Farrell: + 32 2 412 75 71

Aurélie Bultynck: +32 2 412 83 61

Steven Vandenbroeke (media): + 32 2 412 86 69

Amy Shue (U.S. investors): +1 704 633 8250 (ext. 2529)

DEFINITIONS

•	Capital expenditures: purchases of property, plant and equipment, and intangible assets, excluding assets under finance lease

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•

Revenues: sale of goods to retail and wholesale customers and point of sale services to retail customers, net of sales taxes and value added taxes, and of discounts, allowances and incentives granted to those customers

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CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings under the New Game Plan, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: January 13, 2012	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President